                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. __) *

                                 SkyGivers, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   83081R 10 8
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                                 (CUSIP Number)

                            Corey Morrison, President
                             47 Mall Drive - Unit 5
                             Commack, New York 11725
                                  (631) 864-1515
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   April 2, 2001
       -----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

 CUSIP No. 83081R 10 8
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1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Hayado Group, LLC
          (Taxpayer ID No.   ______ )
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a)  /   /
                    (b)  /   /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

         OO
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [   ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
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                         7    SOLE VOTING POWER
     NUMBER OF
                              490,100,000
     SHARES              ----------------------------------------
                         8    SHARED VOTING POWER
     BENEFICIALLY
                              -0-
     OWNED BY            ----------------------------------------
                         9    SOLE DISPOSITIVE POWER
     EACH
     REPORTING                490,100,000
                         ----------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER

     WITH                     -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                              490,100,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                 /   /


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  55.4%


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14   TYPE OF REPORTING PERSON*

          OO

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                             SCHEDULE 13D
CUSIP No. 83081R 10 8
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Steven Cantor
          (Taxpayer ID No.   ______ )
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a)  /   /
                    (b)  /   /
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3    SEC USE ONLY

-----------------------------------------------------------------
4    SOURCE OF FUNDS

         OO
-----------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      /   /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

  United States
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                         7    SOLE VOTING POWER
     NUMBER OF
                              490,100,000
     SHARES              ----------------------------------------
                         8    SHARED VOTING POWER
     BENEFICIALLY
                              -0-
     OWNED BY            ----------------------------------------
                         9    SOLE DISPOSITIVE POWER
     EACH
     REPORTING                490,100,000
                         ----------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER

     WITH                     -0-
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                              490,100,000

-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                 /   /


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                  55.4%
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14   TYPE OF REPORTING PERSON*

          IN

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


ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, par value $0.0001 (the "Common Stock") of SkyGivers Inc. (the "Issuer"). To the best knowledge of the Reporting Persons, as of April 5, 2001, there were 364,900,000 shares of Common Stock and 520,100 shares of Preferred Stock (each of which is convertible into 1,000 shares of Commmon Stock) issued and outstanding.

     The address of the Issuer's principal executive office is:

47 Mall Drive - Unit 5, Commack, New York 11725


ITEM 2. IDENTITY AND BACKGROUND.

     The persons filing this statement are Hayado Group, LLC ("Hayado") and Steven Cantor. Hayado is a New York limited liability company. Its principal place of business is 47 Mall Drive-Unit 5, Commack, New York 11725. Mr. Cantor is the Managing Member of Hayado and a member of the Issuer's Board of Directors. He is also employed as the CEO of SAC Consulting Group, Ltd. ("SAC"). SAC's address is 47 Mall Drive-Unit 5, Commack, New York 11725. SAC provides consulting services in the areas of financial and strategic planning, mergers and acquisitions and corporate development. Information called for by Items 2 through 6 of this Schedule 13D, as applicable, with respect to each member of Hayado is attached hereto as Annex A.

     Neither Hayado nor Mr. Cantor have been convicted in any criminal proceeding(excluding traffic violations or similar misdemeanors) during the last five years.

     During the last five years, neither Mr. Cantor nor Hayado has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As a result of the merger (the "Merger") of a wholly owned subsidiary of the Issuer with IMOJO, Inc. ("IMOJO"), Hayado, a former shareholder of IMOJO, received 490,100 of Preferred Stock designated as Multiple Voting Shares (the "Multiple Voting Shares") which are convertible into shares of the Issuer's Common Stock on a 1,000 for 1 basis. Hayado received the Multiple Voting Shares in exchange for their shares of stock in IMOJO which were subsequently cancelled.

ITEM 4. PURPOSE OF TRANSACTION.

     Hayado acquired the Multiple Voting Shares for the purpose of obtaining control of the Issuer. Pursuant to the Agreement and Plan of Merger among the Issuer, its wholly-owned subsidiary, IMA Acquisition, Inc. ("IMA") and IMOJO attached as Exhibit 10.4 hereto, the existing Board of Directors of the Issuer were required to resign and Steven Cantor and Corey Morrison, members of Hayado, were appointed to the Issuer's Board of Directors. The Reporting Persons intend to cause the Issuer to change its business focus to the business currently pursued by IMOJO, namely, the formation and continued development of an umbrella for technology and telecommunications companies. The Reporting Persons also intend to cause the Issuer to amend its certificate of incorporation to change the Issuer's name from Skygivers Inc. to IMOJO Inc.

     The Reporting Persons own sufficient shares to control the Board of Directors and all other matters requiring a majority vote of the shareholders of the Issuer; however, except as described above, the Reporting Persons do not have any plans or proposals which relate to or that would result in any of the matters set forth in paragraphs a-j of this Item 4.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Hayado beneficially owns in the aggregate 490,100,000 shares of the Common Stock of the Issuer comprised of 490,100 Multiple Voting Shares presently convertible into Common Stock of the Issuer on a 1,000 for 1 basis. Assuming conversion of all Multiple Voting Shares, the shares of Common Stock owned by Hayado would represent 55.4% of the issued and outstanding shares of Common Stock of the Issuer. By virtue of his position as Managing Member of Hayado, Mr. Cantor has the right to vote or dispose of all securities owned by Hayado and therefore is considered the beneficial owner of all of the shares of the Issuer's Common Stock owned by Hayado.

     (b) Mr. Cantor, through Hayado, has the sole power to vote 490,100,000 shares of the Issuer's Common Stock.

     (c) Other than their acquisition of the shares which are the subject of this filing in a single transaction, there have been no transactions in the Common Stock by the Reporting Persons during the past 60 days.

     (d) No persons, other than Mr. Cantor and the other members of Hayado, have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, shares of the Issuer's Common Stock acquired by Hayado.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships between either Hayado or Mr. Cantor and any person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Attached as Exhibit 10.4 hereto is a copy of the Agreement and Plan of Merger among the Issuer, IMOJO and IMA dated as of March 15, 2001, pursuant to which Hayado acquired the shares of the Issuer's Multiple Voting Shares which are the subject of this filing.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: April 12, 2001

                              Hayado Group, LLC

                              By:   /s/ STEVEN CANTOR
                                 --------------------------------
                              Name:     Steven Cantor
                              Title:    Managing Member

                              /s/ STEVEN CANTOR
                              -------------------
                              STEVEN CANTOR

                                     ANNEX A


Members of Hayado, LLC
---------------------------------------

ITEM 2.  IDENTITY AND BACKGROUND

     (a). Corey Morrison and Melinda Cantor are the only members of Hayado other than Mr. Cantor. Ms. Cantor is the wife of Steven Cantor

     (b). Their business address is 47 Mall Drive-Unit 5, Commack, NY 11725.

     (c). Mr. Morrison is currently employed as the Issuer's President. The Issuer is located at 47 Mall Drive-Unit 5, Commack, NY 11725. He is also a Director of the Issuer. Ms. Cantor is not presently employed.

     (d). Neither Mr. Morrison nor Ms. Cantor has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e). During the last five years, neither Mr. Morrison nor Ms. Cantor have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f). Mr. Morrison and Ms. Cantor are both citizens of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

     Neither Ms. Cantor nor Mr. Morrison have any plans or proposals which relate to or would result in any of the matters set for in subparagraphs a-j of this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Neither Ms. Cantor nor Mr. Morrison beneficially own any securities of the Issuer, as they do not own any securities of the Issuer directly and they do not have the power to vote or dispose of any of the securities of the Issuer owned by Hayado.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationship between either Mr. Morrison or Ms. Cantor and any person with respect to the securities of the Issuer.